UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MPLX LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

55336V100

(CUSIP Number)

J. Michael Wilder

Vice President, General Counsel and Secretary

200 E. Hardin Street

Findlay, Ohio 45840

(419) 672-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 55336V100

1.	Name of Reporting Person: Marathon Petroleum Corporation
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 56,932,134 (1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 56,932,134 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,932,134(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 77.0%(2)
14.	Type of Reporting Person: CO

1.	MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”) beneficially owns 19,980,619 common units representing limited partner interests (“Common Units”) (including 2,924,104 Common Units to be issued pursuant to the Purchase Agreement defined herein) and 36,951,515 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics Holdings and Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by MPLX Logistics Holdings. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
2.	Based upon 36,966,994 Common Units and 36,951,515 Subordinated Units issued and outstanding as of October 31, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 3, 2014.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPC Investment LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 56,932,134 (1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 56,932,134 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,932,134
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 77.0%(2)
14.	Type of Reporting Person: OO

1.	MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”) beneficially owns 19,980,619 common units representing limited partner interests (“Common Units”) (including 2,924,104 Common Units to be issued pursuant to the Purchase Agreement defined herein) and 36,951,515 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics Holdings and Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by MPLX Logistics Holdings. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
2.	Based upon 36,966,994 Common Units and 36,951,515 Subordinated Units issued and outstanding as of October 31, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 3, 2014.

CUSIP No.: 55336V100

1.	Name of Reporting Person: MPLX Logistics Holdings LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: —
	8.	Shared Voting Power: 56,932,134 (1)
	9.	Sole Dispositive Power: —
	10.	Shared Dispositive Power: 56,932,134 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 56,932,134
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 77.0%(2)
14.	Type of Reporting Person: OO

1.	MPLX Logistics Holdings LLC (“MPLX Logistics Holdings”) beneficially owns 19,980,619 common units representing limited partner interests (“Common Units”) (including 2,924,104 Common Units to be issued pursuant to the Purchase Agreement defined herein) and 36,951,515 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. MPC Investment LLC (“MPC Investment”) owns all of the membership interests in MPLX Logistics Holdings and Marathon Petroleum Corporation (“MPC”) owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by MPLX Logistics Holdings. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
2.	Based upon 36,966,994 Common Units and 36,951,515 Subordinated Units issued and outstanding as of October 31, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 3, 2014.

Item 1.	Security and Issuer

This Schedule 13D relates to the common units (“Common Units”) of MPLX LP, a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive office is located at 200 E. Hardin Street, Findlay, Ohio 45840.

Item 2.	Identity and Background

(a)	The names of the reporting persons are:

(i) Marathon Petroleum Corporation (“MPC”), a Delaware corporation that wholly owns MPC Investment LLC (“MPC Investment”), a Delaware limited liability company, and MPLX Logistics Holdings LLC, a Delaware limited liability company (“MPLX Logistics Holdings”). The name of each director and executive officer of MPC, and each individual’s principal occupation, is set forth on Schedule I to this Schedule 13D.

(ii) MPC Investment, a Delaware limited liability company that is wholly owned by MPC.

(iii) MPLX Logistics Holdings, a Delaware limited liability company that is wholly owned by MPC.

(b)	The business address of MPC and MPC Investment and each person listed in Schedule I is 539 S. Main Street, Findlay, Ohio 45840. The business address of MPLX Logistics Holdings is 200 E. Hardin Street, Findlay, Ohio 45840.

(c)	MPC as a holding company whose assets consist of direct and indirect ownership interests in, and whose business is conducted substantially through its subsidiaries. MPC Investment acts as a holding company whose assets consist of direct and indirect ownership interests in, and whose business is conducted substantially through its subsidiaries. MPLX Logistics Holdings acts as a holding company whose assets consist of direct and indirect ownership interests in, and whose business is conducted substantially through its subsidiaries.

(d)	Within the last five years, none of MPC, MPC Investment, MPLX Logistics Holdings, nor any person named in Schedule I has been convicted in any criminal proceedings.

(e)	Within the last five years, none of MPC, MPC Investment, MPLX Logistics Holdings, nor any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Issuer is managed and operated by the board of directors and executive officers of MPLX GP LLC, its general partner (the “General Partner”). MPC Investment LLC, a direct wholly owned subsidiary of MPC, owns all of the membership interests in the General Partner and has the right to appoint the entire board of directors of the General Partner. Accordingly, the General Partner is an indirect wholly owned subsidiary of MPC and MPC may be deemed to indirectly beneficially own the securities held by MPLX Logistics Holdings.

Item 3.	Source and Amount of Funds or Other Consideration

On December 1, 2014, the Issuer entered into a Partnership Interests Purchase and Contribution Agreement (the “Purchase Agreement”) with MPLX Operations LLC (“MPLX Operations”), MPLX Logistics Holdings and MPL Investment LLC (“MPL Investment”). MPLX Operations is a direct wholly owned subsidiary of the Issuer and each of MPLX Logistics Holdings and MPL Investment is an indirect wholly owned subsidiary of MPC.

In accordance with the terms of the Purchase Agreement, effective as of December 1, 2014, MPLX Operations purchased from MPL Investment 22.875% of the outstanding partnership interests of MPLX Pipe Line Holdings LP (“Pipe Line Holdings”) for a purchase price of $600 million and MPLX accepted a contribution of 7.625% of outstanding partnership interests of Pipe Line Holdings from MPLX Logistics in exchange for the issuance of 2,924,104 Common Units to be issued to MPLX Logistics Holdings.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 2, 2014, which is incorporated in its entirety in this Item 3.

Item 4.	Purpose of Transaction

The purpose of the acquisition by MPLX Logistics Holdings of the Common Units that were the subject of the Purchase Agreement is for general investment purposes.

Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire, retain or sell all or a portion of the Common Units in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Units; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) MPLX Logistics Holdings beneficially owns 19,980,619 common units representing limited partner interests (“Common Units”) and 36,951,515 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. MPC Investment owns all of the membership interests in MPLX Logistics Holdings and MPC owns all of the membership interests in MPC Investment. Accordingly, MPC and MPC Investment both may be deemed to indirectly beneficially own the Common Units and Subordinated Units directly held by MPLX Logistics Holdings. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Partnership Agreement, which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. The members of the board of directors of MPC are listed on Schedule I to this Schedule 13D. No individual member of the board of directors of MPC is deemed to hold any beneficial ownership in the Common Units or Subordinated Units held by MPLX Logistics Holdings.

(b) The information provided in Item 5(a) of this Schedule 13D and in Items 7 through 11 of the cover pages is incorporated herein by reference.

(c) Except as set forth in Item 3 of this Schedule 13D, MPLX Logistics Holdings has not effected any transactions in the Issuer’s Common Units within the past 60 days and none of MPC or MPC Investment or any person listed on Schedule I has effected any transactions in the Issuer’s Common Units within the past 60 days except as set forth in Schedule I.

(d) None of MPC, MPC Investment nor MPLX Logistics Holdings have any knowledge of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units held in the name of MPLX Logistics Holdings and reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 3 above summarizes certain provisions of the Purchase Agreement and is incorporated herein by reference. A copy of the Purchase Agreement is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

The General Partner, as the sole general partner of the Issuer, and MPLX Logistics Holdings, as an initial limited partner of the Issuer, are party to the Partnership Agreement. Among other things, the Partnership Agreement sets forth the rights and obligations of the parties thereto with respect to distributions of cash, allocation of profits and losses, the terms of the conversion of the Subordinated Units into Common Units and voting rights. Subject to the terms and conditions of the Partnership Agreement, the General Partner and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any Common Units that they hold.

Under the Amended and Restated Limited Liability Company Agreement of the General Partner, MPC Investment has the right to designate or elect the members of the board of directors of the General Partner. MPC controls MPC Investment because MPC Investment is a wholly owned subsidiary of MPC.

References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on November 6, 2012, which is incorporated in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement

2	Partnership Interests Purchase and Contribution Agreement, dated as of December 1, 2014, by and among MPLX Operations LLC, MPLX Logistics Holdings LLC, MPLX LP and MPL Investment LLC dated as of December 1, 2014 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on December 2, 2014).

3	First Amended and Restated Agreement of Limited Partnership of MPLX LP dated October 31, 2012 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on November 6, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2014		Marathon Petroleum Corporation

	By:	/s/ J. Michael Wilder
J. Michael Wilder Vice President, General Counsel and Secretary

MPC Investment LLC

	By:	/s/ J. Michael Wilder
J. Michael Wilder Vice President, General Counsel and Secretary

MPLX Logistics Holdings LLC

	By:	/s/ Molly R. Benson
Molly R. Benson Assistant Secretary

Schedule I

Information regarding each director and executive officer of Marathon Petroleum Corporation is set forth below.

Marathon Petroleum Corporation
Name, Title	Principal Occupation	Citizenship	Units[1]
Directors

Evan Bayh	Senior Advisor, Apollo Global Management Partner, McGuireWoods LLP	U.S.	3.797

David a. Daberko	Retired Chairman of the Board National City Corporation	U.S.	21.758

Steven A. Davis	Chief Executive Officer Bob Evans Farms, Inc.	U.S.	2.453

William L. Davis	Retired Chairman, President and Chief Executive Officer R.R. Donnelley & Sons Company	U.S.	3.796

Gary R. Heminger	President and Chief Executive Officer Marathon Petroleum Corporation	U.S.	—

Donna A. James	Managing Director Lardon & Associates, LLC	U.S.	3.796

Charles R. Lee	Retired Chairman of the Board Verizon Communications Inc.	U.S.	3.796

James E. Rohr	Retired Chairman and Chief Executive Officer The PNC Financial Services Group, Inc.	U.S.	2.453

Seth E. Schofield	Retired Chairman and Chief Executive Officer USAir Group	U.S.	3.796

John W. Snow	Chairman of the Board Cerberus Capital Management, L.P.	U.S.	3.796

John P. Surma	Retired Chairman and Chief Executive Officer United States Steel Corporation	U.S.	21.758

Thomas J. Usher	Non-Executive Chairman of the Board Marathon Petroleum Corporation	U.S.	3.797

Executive Officers

Gary R. Heminger	President and Chief Executive Officer	U.S.	—

Pamela K. M. Beall	Senior Vice President, Corporate Planning, Government & Public Affairs	U.S.	—

Richard D. Bedell	Senior Vice President, Refining	U.S.	—

Timothy T. Griffith	Vice President, Finance and Investor Relations, and Treasurer	U.S.	—

(1)	Includes phantom units granted within the past sixty days pursuant to the MPLX LP 2012 Incentive Compensation Plan and credited within a deferred account.

Thomas M. Kelley	Senior Vice President, Marketing	U.S.	—

Anthony R. Kenney	President, Speedway LLC	U.S.	—

Rodney P. Nichols	Senior Vice President, Human Resources and Administrative Services	U.S.	—

C. Michael Palmer	Senior Vice President, Supply, Distribution and Planning	U.S.	—

John J. Quaid	Vice President and Controller	U.S.	—

George P. Shaffner	Senior Vice President, Transportation and Logistics	U.S.	—

Donald C. Templin	Senior Vice President and Chief Financial Officer	U.S.	—

J. Michael Wilder	Vice President, General Counsel and Secretary	U.S.	—